UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
__________________

VOLTA INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
92873V102
(CUSIP Number)
James DeGraw
c/o Volta Inc.
155 De Haro Street
San Francisco, CA 94103
(888) 264-2208
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 26, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:     □
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92873V102
1.	Name of Reporting Person
Christopher Wendel
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
11,002,636 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
11,002,636 (1)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,002,636 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
6.6% (2)
14.	Type of Reporting Person
IN

(1) Consists of 11,002,636 shares of Class A Common Stock.  Excludes 4,500,000 restricted stock units of Class A Common Stock which will not vest within 60 days of March 26, 2022.
(2) Based on 167,587,696 shares of Common Stock outstanding as of April 1, 2022, comprised of 167,407,473 shares of Class A Common Stock and 180,223 shares of Class B Common Stock outstanding as of April 1, 2022, as reported by the Company to the Reporting Person.

SCHEDULE 13D
Preliminary Note: This Amendment No. 1, dated April 19, 2022 (this “Amendment No. 1”), supplements and amends the Schedule 13D filed by Christopher Wendel (the “Reporting Person”) with the Securities and Exchange Commission on September 16, 2021 (together with this Amendment No. 1, the “Schedule 13D”) relating to shares of Class A Common Stock, $0.0001 par value per share, of Volta Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.
Item 2.  Identity and Background
Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
(c) The Reporting Person resigned as an officer and employee of the Company, effective as of March 26, 2022. In connection with his resignation, the Reporting Person also resigned as a member of the Board of Directors of the Company.
In connection with such resignation, the Company and the Reporting Person entered into a Settlement and Release Agreement effective as of March 26, 2022 (the "Settlement and Release Agreement").
Item 4.  Purpose of the Transaction
See Item 2(c).  Additionally, in accordance with the Settlement and Release Agreement, effective as of March 26, 2022:

•
All outstanding shares of Class B Common Stock and securities representing shares of Class B Common Stock (including options and restricted stock units) held by the Reporting Person were converted on a one-for-one basis (in accordance with the Company's certificate of incorporation) into shares of Class A Common Stock.

•
The Reporting Person acquired 2,672,459 shares of Class A Common Stock as a result of the settlement of restricted stock units which had previously vested on January 1, 2022. An additional 2,577,541 shares of Class A Common Stock were withheld by the Company in order to satisfy certain tax obligations as the result of such settlement pursuant to the terms of the applicable award agreement for such security.

•	An aggregate of 3,492,972 shares of Class A Common Stock underlying restricted stock unit awards were forfeited by the Reporting Person.
Item 5.  Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) - (b) The Reporting Person has beneficial ownership of 11,002,636 shares of the Common Stock. The percentage of beneficial ownership is approximately 6.6% of the outstanding shares of the Common Stock. For voting purposes, the percentage of voting power is approximately 6.5% of the outstanding shares of Common Stock. The percentage of the Common Stock is based on 167,587,696 shares of Common Stock outstanding as of April 1, 2022 as reported by the Company.

The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of April 1, 2022.
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
(c) On April 1, 2022, the Reporting Person elected to surrender 2,577,541 shares of Class A Common Stock to satisfy certain tax obligations arising out of the settlement of vested restricted stock units.  The Reporting Person has not effected any other transactions in the Common Stock in the past 60 days, except as described herein and in Items 3 and 4.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
Date:   April 19, 2022

By: /s/ Christopher Wendel
Christopher Wendel